Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

April 28, 2025

Kalkidan Ezra

Law Clerk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flat Rock Opportunity Fund, Registration Statement on Form N-2 (File Nos. 333-237929 and 811-23328)

Dear Ms. Ezra:

On February 28, 2025, Flat Rock Opportunity Fund (the “Fund” or the “Registrant”) filed Post-Effective Amendment No. 8 to its Registration Statement on Form N-2 pursuant to Rule 486(a) under the Securities Act of 1933, as amended. The Registrant has revised the disclosure in its prospectus and statement of additional information in response to oral comments provided by you on April 11, 2025. Please find below a reiteration of your comments and the Fund’s responses, which the Fund has authorized Eversheds Sutherland (US) LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the prospectus and statement of additional information.

Prospectus Summary

Comment 1.	Referring to the first paragraph in the section titled “The Fund,” please consider adding Flat Rock Global, LLC’s assets under management as of December 31, 2024.

Response.	The Registrant has added disclosure regarding Flat Rock Global, LLC’s assets under management.

Comment 2.	Referring to the second paragraph in the section “Investment Objective and Policies,” please confirm that the disclosure refers to registered investment companies. If it does not, please clarify what types of investment companies are being referred to.

Response.	The Registrant has revised this disclosure to clarify that the disclosure refers to registered investment companies.

Fund Expenses

Comment 3.	Please provide a completed fee table and expense example for our review.

Response.	The Registrant has provided a completed fee table and expense example supplementally to the Staff.

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Kalkidan Ezra April 28, 2025 Page 2

Should you have any questions concerning this response, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc: Krisztina Nadasdy, Eversheds Sutherland (US) LLP